FactorShares Trust
35 Beechwood Road, Suite 2B
Summit, New Jersey 07901

October 9, 2015

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	FactorShares Trust (the “Trust”) File Nos.: 333-182274 and 811-22310 Etho Climate Leadership U.S. ETF (the “Fund”)

Dear Ms. Larkin:

This correspondence is in response to comments you provided on September 28, 2015 to the Trust with respect to its series the Etho Climate Leadership U.S. ETF and the Trust’s Post-Effective Amendment No. 15 (the “Amendment”) to its registration statement on Form N-1A, which was filed via EDGAR on August 14, 2015. For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
comments from the U.S. Securities and Exchange Commission (the “Commission”) or the staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please confirm that the “Other Expenses” line item in the “Fees and Expenses” table will be inclusive of all Fund expenses other than the management fee and any Rule 12b-1 fee.

Response:	The Registrant so confirms.

Comment 2.	With respect to the Fund’s 80% investment policy, please revise references in the Prospectus and SAI to “the type of securities suggested by the Fund’s name” with a more specific reference.

Response:
All instances of “the type of securities suggested by the Fund’s name” have been revised, such that the Fund’s policy reads as follows: “…under normal circumstances, the Fund will invest at least 80% of its net assets in U.S. companies that are leaders in their industry with respect to their carbon impact.”

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Comment 3.	Please consider including “Concentration Risk” as a principal risk.

Response:	The following disclosure has been added to both Items 4 and 9 of Form N-1A:

Concentration Risk. The Fund’s investments will be concentrated in an industry or group of industries to the extent that the Index is so concentrated. In such event, the value of the Fund’s shares may rise and fall more than the value of shares of a fund that invests in securities of companies in a broader range of industries.

Comment 4.	When describing the Index’s constituent securities, please be consistent in your use of either “common stock” or “equity securities,” as you currently use them interchangeably.

Response:	References to “common stock” in the principal investment strategies have been replaced with “equity securities”.

Comment 5.
Please revise the first sentence of the second paragraph under “Additional Information about the Fund’s Investment Objective and Strategies,” so that it reads: “The Fund will invest at least 80% of its total assets in the component securities of the Index and in depositary receipts representing such securities.”

Response:	The requested change has been made.

Comment 6.	In the “Additional Risk – Market Trading Risk – Trading Issues” section, please explain the phrase “extraordinary market volatility pursuant to Exchange ‘circuit breaker’ rules,’” using plain English.

Response:	The above-referenced paragraph has been replaced with the following (revised sentences have been underlined):

Although Fund shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such shares will develop or be maintained. Trading in Fund shares may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable. In addition, trading in shares is subject to trading halts caused by extraordinary market volatility pursuant to Exchange “circuit breaker” rules, which temporarily halt trading on the Exchange when a decline in the S&P 500 Index during a single day reaches certain thresholds (e.g., 7%., 13% and 20%). Additional rules applicable to the Exchange may halt trading in Fund shares when extraordinary volatility causes sudden, significant swings in the market price of Fund shares. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged or that the shares will trade with any volume, or at all.

Comment 7.	Please consider adding a sentence to the “Index Provider” section that describes Etho Capital’s business.

Response:	The following sentence has been added: “Etho Capital specializes in building diversified indices of the most greenhouse gas efficient companies in each industry.”

Statement of Additional Information

Comment 8.	Please delete the second paragraph under “General Information About the Trust” (which begins “The Fund offers . . .”), as this information is duplicative.

Response:	The aforementioned paragraph has been deleted.

Comment 9.
Identifying permitted investments as principal or non-principal can be helpful to an investor, so please consider adding “Principal” and “Non-Principal” headings to the “Description of Permitted Investments.”

Response:
The Registrant has reviewed the information in the above-referenced section and respectfully declines to add headings to the referenced section. However, to assist investors in understanding the role of disclosure in the SAI as compared to the Prospectus, the following has been added at the beginning of the above-referenced section: “The information below should be read in conjunction with the ‘Principal Investment Strategies’ and ‘Principal Risks’ sections of the Prospectus. The information below pertains to non-principal investment strategies and risks of the Fund, while the information in the Prospectus pertains to principal investment strategies and risks of the Fund.”

Comment 10.	Please include appropriate risk disclosure for the risks associated with investing in each of U.S. Government Securities, Other Short-Term Instruments and Investment Companies.

Response:	Additional risk disclosure has been added to communicate the risks associated with investing in the types of securities listed above.

Comment 11.	Please consider including in the Prospectus disclosure similar to that which is included in the second paragraph of “Special Considerations and Risks – General.”

Response:	The following disclosure has been added to the “Market Risk” disclosure for Item 9 in the Prospectus:

“Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the issuer, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer.”

Comment 12.	Please disclose adjacent to the Trustee and Officers table the basis for Mr. Masucci being an “interested person” of the Trust.

Response:	The following footnote has been added to the Trustee and Officers table: “Mr. Masucci is an interested Trustee by virtue of his role as the Chief Executive Officer of the Adviser.”

Comment 13.	For any firms listed as principal occupations in the Trustee and Officers table, please state the nature of the business unless it is implicit in its name.

Response:	The requested disclosure has been added.

Comment 14.	In the last paragraph under “Proxy Voting Policies,” please specify that each 12 month period is ended as of June 30.

Response:
The underlined language has been added to the aforementioned paragraph: “Information on how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30  is available (1) without charge, upon request, by calling (877) 756-PURE and (2) on the SEC’s website at www.sec.gov.”

Comment 15.	Because the Fund is managed by more than one portfolio manager, please ensure that all references to portfolio managers are plural, where appropriate.

Response:	The requested changes have been made.

Comment 16.	Please disclose the date as of which portfolio manager compensation is provided.

Response:	The following sentence has been added to the “Portfolio Manager – Compensation” section: “Compensation information is current as of the date of this SAI.”

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If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or W. Thomas Conner of Reed Smith LLP at (202) 414-9208.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust